SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the date of January 31, 2003

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta. T2P 0J4

(Address of principal executive offices)

     (indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☒

     (indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: January 31, 2003	By: “S. STOTVIG” (Signature)

S. Stotvig, Vice President (Name and Title)

By: “J.M. COULL” (Signature)

J.M. Coull, Assistant Secretary (Name and Title)

THURSDAY, JANUARY 30, 2003
Shell Canada Announces Fourth-Quarter Earnings

Calgary, Alberta — Shell Canada Limited today announced 2002 fourth-quarter earnings of $247 million or $0.89 per Common Share compared with $170 million or $0.62 per share for the same period in 2001.

“We are pleased to report very strong results for the fourth quarter,” said Tim Faithfull, President and Chief Executive Officer, Shell Canada Limited. “Good operational performance, following an extensive second-quarter maintenance schedule, allowed us to benefit from improved commodity prices and refining margins in the second half.”

Full-year 2002 earnings of $561 million or $2.03 per Common Share compared with earnings of $1,010 million or $3.67 per share in 2001. Earnings for 2002 were reduced from record performance in 2001 as a result of lower commodity prices and refining margins.

Cash flow from operations for 2002 was $1,227 million compared with $1,495 million for 2001. Capital and exploration expenditures were $2,289 million, up from $2,027 million for 2001. Spending in 2002 included $1,646 million on the Athabasca Oil Sands Project compared with $1,494 million the previous year.

“We are now well into the start-up of the Athabasca Oil Sands Project,” said Faithfull. “We are pleased to have achieved first bitumen production at the Muskeg River Mine before the end of 2002 and expect to produce synthetic crude oil from the upgrader before the end of the first quarter of 2003. Completing world-scale projects presents a range of challenges, especially when winter conditions become extreme. We are confident we can overcome them.”

Investor Inquiries:	Media Inquiries:

Jim Fahner Investor Relations (403) 691-2175	Jan Rowley Public Affairs (403) 691-3899

Visit Shell’s Internet Web site: shell.ca

SHELL CANADA LIMITED
SEGMENTED INFORMATION

Resources

Resources fourth-quarter earnings in 2002 were $152 million, up significantly from $79 million for the same period in 2001. Prices for natural gas and other commodities strengthened in the fourth quarter, exceeding 2001 levels. Natural gas and condensate volumes were lower than in the fourth quarter of 2001 due mainly to maintenance activities, temporary pipeline outages in Western Canada and field declines. Continued successful exploration and development investments have sustained full-year gas production close to 2001 levels. Peace River bitumen production increased with the completion of the drilling program, successfully achieving its 12,000 barrels per day objective. Operating expenses were higher compared with the fourth quarter of 2001, largely because of the elimination of Alberta government energy rebates that were in place in 2001. Full-year earnings for 2002 were $387 million compared with $600 million the previous year.

During the fourth quarter of 2002, Shell’s share of natural gas production from Sable Offshore Energy Project (SOEP) averaged 153 million cubic feet per day. This was down from record levels seen in the fourth quarter of 2001, due mainly to maintenance work hampered by weather. SOEP full-year production for 2002 averaged 158 million cubic feet per day (Shell share), up slightly from 2001. Based on technical reviews completed at the end of 2002, Shell has revised its estimate of original sales gas reserves for the SOEP fields downward by approximately 90 billion cubic feet (bcf), to 700 bcf, and has reclassified approximately 200 bcf of sales gas reserves from the proven developed category to proven undeveloped. The reclassification was based on indications that more significant infill drilling and compression will be needed to maintain production and recover remaining reserves from the Tier I fields. These reserve changes will result in higher depreciation charges for Shell’s share of SOEP, which are expected to increase Resources total depreciation expense for 2003 by approximately 20 per cent.

Shell continues to assess exploration and development opportunities in the shelf and deep water plays offshore Nova Scotia, and in the Mackenzie Delta. On the East Coast, development of Alma, the first of the planned SOEP Tier II fields, is underway and expected to be completed by the end of 2003. In the Mackenzie Delta, Shell is participating in an exploration well with Devon Energy Corporation and is a member of the Mackenzie Delta Producers Group currently working on regulatory applications to develop existing reserves in the area.

Oil Sands

Construction of the Athabasca Oil Sands Project (AOSP) is complete and the project commenced operations at the end of 2002. Oil Sands results for 2002 and the fourth quarter reflected a loss of $5 million due primarily to capital taxes on the assets.

The AOSP achieved a major milestone on December 29, 2002 with first bitumen production at the Muskeg River Mine, located north of Fort McMurray, Alberta. Initial bitumen recovery and quality was achieving design targets and meeting all required upgrading specifications. Deliveries of diluted bitumen into the Corridor Pipeline system commenced before year-end, enroute to the Scotford Upgrader, located near Fort Saskatchewan, Alberta. At the upgrader, the primary distillation units were successfully tested during the fourth quarter and commissioning and testing of the synthetic crude units was well underway at year-end. Shell Canada’s share of capital expenditures for the full year 2002 was $1,646 million, including $186 million for Scotford refinery modifications. Currently, total project costs are not expected to be materially different from previously reported estimates.

On January 6, 2003, a hydrocarbon leak at the Muskeg River Mine caused a fire which was quickly extinguished. Damage was mainly limited to electrical cables in the solvent recovery area of the froth treatment plant. It has been determined that the hydrocarbon leak, which resulted in the fire, was caused by failure of a piping connection. At present, we estimate repair costs to be in the order of $75 million ($45 million Shell share), although much will depend on weather conditions. The company expects to draw on extensive project insurance coverage to recover repair costs.

The primary focus during the first quarter of 2003 will be on completing repairs to the froth treatment plant at the mine and commissioning and testing the synthetic crude units at the upgrader. Start-up of the synthetic crude units is a complex process, initially using light oil, gradually introducing heavier product, and ultimately running bitumen supplied by the mine. First production of synthetic crude oil from the Scotford Upgrader is expected before the end of the first quarter and production volatility can be expected during initial operations.

Both the mine and upgrader were turned over to operations by year-end and all start-up and operating costs are being expensed in 2003. The project will be in start-up mode in the first quarter of 2003 and total expenses are expected to exceed production revenues during this period. The project is targeted to ramp up to the designed bitumen production rate of 155,000 barrels per day in the third quarter of 2003.

Oil Products

Oil Products earnings in the fourth quarter were $108 million, up from $85 million for the same period in the previous year. Higher refining margins were the main reason for this improvement. Marketing margins were weak during 2002 and compressed further in the fourth quarter, as commercial and retail prices did not fully reflect the higher cost of light oil products. Restructured technology funding arrangements with the Royal Dutch/Shell Group added approximately $17 million to earnings in the fourth quarter. Fourth-quarter operating expenses increased over the same period of 2001 mainly due to higher planned refinery shutdown and marketing expenses. Full-year 2002 earnings were $198 million compared with record earnings of $401 million in 2001.

The gasoline desulphurization projects at the Sarnia and Montreal refineries successfully started up in the fourth quarter ahead of schedule and on budget. This will allow all three of the company’s refineries to produce gasoline with an average sulphur content of 30 parts per million, well ahead of the January 1, 2005 legislated deadline.

Corporate

Corporate expenses in 2002 were $19 million compared with earnings of $9 million in 2001. Higher net financing costs were not fully offset by interest income received for prior-period income tax settlements. In financing its capital spending program, the Company issued $745 million of medium-term notes in 2002 and increased outstanding commercial paper by $459 million. Sales of accounts receivable under the Company’s accounts receivable securitization program increased by $170 million during the year, bringing the program total to $520 million since it was first established in 2000.

Reductions in equity market valuations over the last two years have eroded Shell Canada’s pension surplus. While it is anticipated that a contribution will be required in 2003, it is not expected to be significant. To reflect the expected market performance of plan assets, the long-term rate of return was reduced on January 1, 2003 to 7.5 per cent from 8.0 per cent adopted in 2001. The overall change in pension expense in 2003 is expected to reduce earnings by $25 million compared to 2002.

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-up and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

SHELL CANADA LIMITED
Financial Highlights
($ millions, except as noted)
(unaudited)

	Fourth Quarter		Total Year

	2002	2001	2002	2001

Earnings	247	170	561	1 010
Revenues	2 149	1 573	7 314	7 730
Cash flow from operations	520	322	1 227	1 495
Return on average common shareholders’ equity (%)	—	—	11.4	23.3
Return on average capital employed (%)[1]	—	—	10.1	21.5
Interest coverage	—	—	18.7	94.1
Per Common Share (dollars)
Earnings — basic (Note 2)	0.89	0.62	2.03	3.67
Earnings — diluted (Note 2)	0.89	0.61	2.02	3.65
Cash flow from operations	1.88	1.17	4.45	5.44
Dividends paid	0.20	0.20	0.80	0.80
Results by Segment
Earnings
Resources	152	79	387	600
Oil Sands	(5)	—	(5)	—
Oil Products	108	85	198	401
Corporate	(8)	6	(19)	9

Total	247	170	561	1 010

Revenues
Resources	428	284	1 384	1 645
Oil Sands	3	—	3	—
Oil Products	1 761	1 310	6 071	6 240
Corporate	7	23	46	55
Inter-segment sales	(50)	(44)	(190)	(210)

Total	2 149	1 573	7 314	7 730

Cash flow from operations
Resources	231	108	740	812
Oil Sands	143	13	193	33
Oil Products	151	193	303	637
Corporate	(5)	8	(9)	13

Total	520	322	1 227	1 495

Capital and exploration expenditures
Resources	88	102	389	366
Oil Sands	293	344	1 460	1 313
Oil Products	115	139	433	343
Corporate	2	1	7	5

Total	498	586	2 289	2 027

1	Return on Average Capital Employed (ROACE) is earnings plus after-tax interest expense on debt divided by the average of opening and closing capital employed for the twelve months to December 31. Capital employed is the total of equity, long-term debt and short-term borrowings.

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	Fourth Quarter		Total Year

	2002	2001	2002	2001

Production
Natural gas — gross (mmcf/d)	595	634	610	614
Ethane, propane and butane — gross (bbls/d)	28 100	29 200	27 900	28 800
Condensate — gross (bbls/d)	19 100	22 700	19 700	22 300
Bitumen — gross (bbls/d)	12 200	7 700	8 900	4 500
Sulphur — gross (tons/d)	6 100	6 400	6 100	6 100
Crude oil processed by Shell refineries (m3/d)	43 500	44 100	41 400	43 700
Oil Products Sales
Gasolines (m3/d)	21 300	20 700	20 800	20 800
Middle distillates (m3/d)	18 200	16 300	16 700	16 600
Other products (m3/d)	7 500	7 800	6 900	7 500

	47 000	44 800	44 400	44 900
Prices
Natural gas average plant gate netback price ($/mcf)	5.18	3.31	4.01	5.75
Ethane, propane and butane average field gate price ($/bbl)	24.96	15.96	19.53	24.22
Condensate average field gate price ($/bbl)	41.14	29.43	37.72	38.23

SHELL CANADA LIMITED
Consolidated Statement of Earnings and Retained Earnings
($ millions, except as noted)
(unaudited)

	Fourth Quarter		Total Year

	2002	2001	2002	2001

Revenues
Sales and other operating revenues	2 116	1 549	7 232	7 658
Dividends, interest and other income	33	24	82	72

Total revenues	2 149	1 573	7 314	7 730

Expenses
Purchased crude oil, petroleum products and other merchandise	1 302	945	4 661	4 627
Operating, selling and general	330	278	1 222	1 104
Exploration	17	14	123	81
Depreciation, depletion, amortization and retirements	105	97	390	318
Interest on long-term debt	7	5	19	17
Other interest and financing charges	8	—	30	—

Total expenses	1 769	1 339	6 445	6 147

Earnings
Earnings before income tax	380	234	869	1 583

Current income tax	(23)	19	135	472
Future income tax	156	45	173	101

Total income tax	133	64	308	573

Earnings	247	170	561	1 010

Per Common Share (dollars)
Basic (Note 2)	0.89	0.62	2.03	3.67
Diluted (Note 2)	0.89	0.61	2.02	3.65
Common Shares outstanding (millions — weighted average)	276	276	276	275

Retained Earnings
Balance at beginning of period	—	—	4 268	3 478
Earnings	—	—	561	1 010

	—	—	4 829	4 488
Dividends	—	—	221	220

Balance at end of period	—	—	4 608	4 268

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows
($ millions)
(unaudited)

	Fourth Quarter		Total Year

	2002	2001	2002	2001

Cash from Operating Activities
Earnings	247	170	561	1 010
Exploration	17	14	123	81
Non-cash items
Depreciation, depletion, amortization and retirements	105	97	390	318
Future income tax	156	45	173	101
Other items	(5)	(4)	(20)	(15)

Cash flow from operations	520	322	1 227	1 495
Movement in working capital and other from operating activities	364	229	186	178

	884	551	1 413	1 673

Cash Invested
Capital and exploration expenditures	(498)	(586)	(2 289)	(2 027)
Movement in working capital from investing activities	—	(34)	(67)	(60)

Capital expenditures and movement in working capital	(498)	(620)	(2 356)	(2 087)
Proceeds on disposal of properties, plant and equipment	2	4	3	59
Investments, long-term receivables and other	(39)	(19)	(87)	(42)

	(535)	(635)	(2 440)	(2 070)

Cash from Financing Activities
Proceeds from exercise of Common Share stock options	1	1	10	5
Dividends paid	(55)	(55)	(221)	(220)
Long-term debt and other	1	21	804	(377)
Short-term financing	(246)	64	459	212

	(299)	31	1 052	(380)

Increase (decrease) in cash	50	(53)	25	(777)
Cash at beginning of period	(50)	28	(25)	752

Cash at December 31[1]	—	(25)	—	(25)

Supplemental disclosure of cash flow information:
Dividends received	4	2	15	11
Interest received	35	2	35	21
Interest paid	14	5	45	33
Income taxes paid	2	98	285	692

1.	Cash comprises cash and highly liquid short-term investments less bank overdraft.

SHELL CANADA LIMITED
Consolidated Balance Sheet
($ millions)
(unaudited)

	Dec. 31, 2002	Dec. 31, 2001

Assets
Current assets
Cash	—	(25)
Accounts receivable	497	415
Inventories
Crude oil, products and merchandise	440	473
Materials and supplies	75	57
Prepaid expenses	93	159

	1 105	1 079
Investments, long-term receivables and other	414	305
Properties, plant and equipment	7 836	6 075

	9 355	7 459

Liabilities
Current liabilities
Short-term borrowings	671	212
Accounts payable and accrued liabilities	1 223	1 012
Income and other taxes payable	115	211
Current portion of site restoration and other long-term obligations	19	21
Current portion of long-term debt	402	2

	2 430	1 458
Site restoration and other long-term obligations	193	195
Long-term debt	523	119
Future income tax	1 132	959

	4 278	2 731

Shareholders’ Equity
Capital stock
100 4% Preference Shares	1	1
275 908 290 Common Shares (2001 — 275 514 500)	468	459
Retained earnings	4 608	4 268

	5 077	4 728

	9 355	7 459

SHELL CANADA LIMITED
Segmented Information
($ millions, except as noted)
(unaudited)

	Fourth Quarter

	Total		Resources		Oil Sands		Oil Products		Corporate

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Revenues
Sales and other operating revenues	2 116	1 549	409	263	3	—	1 701	1 281	3	5
Intersegment transactions	—	—	16	19	—	—	34	25	—	—
Dividends, interest and other income	33	24	3	2	—	—	26	4	4	18

Total revenues	2 149	1 573	428	284	3	—	1 761	1 310	7	23

Expenses
Purchased crude oil, petroleum products and other merchandise	1 302	945	—	—	(1)	—	1 306	945	(3)	—
Intersegment transactions	—	—	32	25	1	—	16	19	1	—
Operating, selling and general	330	278	90	77	3	—	229	195	8	6
Exploration	17	14	17	14	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	105	97	54	55	1	—	50	42	—	—
Interest on long-term debt	7	5	—	—	—	—	—	—	7	5
Other interest and financing charges	8	—	—	—	—	—	—	—	8	—

Total expenses	1 769	1 339	193	171	4	—	1 601	1 201	21	11

Earnings
Earnings before income tax	380	234	235	113	(1)	—	160	109	(14)	12

Current income tax	(23)	19	77	73	(143)	(13)	51	(46)	(8)	5
Future income tax	156	45	6	(39)	147	13	1	70	2	1

Total income tax	133	64	83	34	4	—	52	24	(6)	6

Earnings	247	170	152	79	(5)	—	108	85	(8)	6

SHELL CANADA LIMITED
Segmented Information
($ millions, except as noted)
(unaudited)

	Total Year

	Total		Resources		Oil Sands		Oil Products		Corporate

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Revenues
Sales and other operating revenues	7 232	7 658	1 295	1 572	3	—	5 924	6 077	10	9
Intersegment transactions	—	—	82	67	—	—	108	143	—	—
Dividends, interest and other income	82	72	7	6	—	—	39	20	36	46

Total revenues	7 314	7 730	1 384	1 645	3	—	6 071	6 240	46	55

Expenses
Purchased crude oil, petroleum products and other merchandise	4 661	4 627	—	—	(1)	—	4 665	4 627	(3)	—
Intersegment transactions	—	—	104	143	1	—	82	67	3	—
Operating, selling and general	1 222	1 104	324	277	3	—	868	803	27	24
Exploration	123	81	123	81	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	390	318	224	172	1	—	164	148	1	(2)
Interest on long-term debt	19	5	—	—	—	—	—	—	19	5
Other interest and financing charges	30	12	—	—	—	—	—	—	30	12

Total expenses	6 445	6 147	775	673	4	—	5 779	5 645	77	39

Earnings
Earnings before income tax	869	1 583	609	972	(1)	—	292	595	(31)	16

Current income tax	135	472	215	409	(193)	(33)	134	95	(21)	1
Future income tax	173	101	7	(37)	197	33	(40)	99	9	6

Total income tax	308	573	222	372	4	—	94	194	(12)	7

Earnings	561	1 010	387	600	(5)	—	198	401	(19)	9

Total Assets	9 355	7 459	2 667	2 532	3 630	2 143	3 498	3 037	(440)	(253)
Capital Employed	6 674	5 061	1 725	1 596	3 380	1 911	1 913	1 789	(344)	(235)
ROACE (%)	10.1	21.5	23.3	39.9	N/A	N/A	10.7	22.2	N/A	N/A

Return on Average Capital Employed (ROACE) is earnings plus after-tax interest expense on debt divided by the average of opening and closing capital employed for the twelve months to December 31. Capital employed is the total of equity, long-term debt and short-term borrowings. Interest expense and debt are included only in total ROACE and are not allocated to the Resources, Oil Sands or Oil Products business segments.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1. Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements dated December 31, 2001, except as described in note 3.

Certain information provided for prior periods has been reclassified to conform to the current presentation.

2. Earnings Per Share

Effective January 1, 2001, a new accounting standard related to calculation and disclosure of earnings per share was established. All earnings per share information and disclosures presented in these interim financial statements conform to this new standard. The effect of this change was not material.

	Fourth Quarter		Total Year

	2002	2001	2002	2001

Earnings ($ millions)	247	170	561	1 010
Weighted average number of Common Shares (millions)	276	276	276	275
Dilutive securities (millions)
Options on long-term incentive plan	1	2	2	2
Basic earnings per share ($ per share)	0.89	0.62	2.03	3.67
Diluted earnings per share ($ per share)	0.89	0.61	2.02	3.65

3. Stock-Based Compensation

Effective January 1, 2002, a new accounting standard for stock-based compensation plans was prospectively adopted. The Company uses the intrinsic value-based method; no expense related to the stock compensation plan is included in net income.

During the first quarter, the Company granted 1,567,000 options with an exercise price of $44.70. For the purpose of measuring the fair value of compensation cost, the following assumptions were used: the risk-free rate was based on the average bond yield for government of Canada bonds maturing in 10 years, the volatility of the share price was based on five years of closing monthly stock prices, and the dividend yield was based on the twelve months prior to the grant date.

Had the Company included the effects of stock-based compensation in earnings for the twelve months, after-tax earnings and basic earnings per share would have decreased by $8 million to $553 million or by $0.03 to $2.00, respectively. No effect was included for awards granted prior to January 1, 2002.

FOR IMMEDIATE RELEASE THURSDAY,
JANUARY 30, 2003

Shell Canada announces dividend

Calgary, Alberta — The Directors of Shell Canada Limited today declared a quarterly dividend of twenty cents (20 cents) per Common Share. The dividend will be payable March 14, 2003, to shareholders of record February 14, 2003.

Unless otherwise requested, dividends payable to shareholders with registered addresses in the United States will be converted into U.S. funds at the rate quoted for U.S. funds by the Bank of Canada at noon on the record date.

For further information contact:

Jim Fahner
Manager, Investor
Relations Calgary,
Alberta (403) 691-2175